BOXABL INC.
(A Nevada Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Boxabl Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Boxabl Inc. and subsidiary (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Prior Year Restatement

As discussed in Note 2 to the financial statements, the Company has elected to change the adoption date of Accounting Standards Codification 842 Leases to the earliest period presented within the financial statements.

dbb*mckennon*
PCAOB #3501
We have served as the Company's auditor since 2020.
San Diego, California
August 9, 2023

Boxabl Inc.
Consolidated Balance Sheets
as of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021 (Restated)
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 9,024,802	$ 21,415,506
Short-Term Investment in U.S. Treasury Notes	74,384,612	-
Accounts Receivable	-	488,949
Inventory	8,242,947	4,916,235
Deposits on Inventory	264,067	858,818
Prepaids	178,584	119,617
Deposits in Escrow	60,838	519,756
Total Current Assets	92,155,850	28,318,881
Property, Equipment, and Other Assets:		
Long-Term Investments in U.S. Treasury Notes	1,461,244	-
Property and Equipment - Net	7,738,093	5,109,604
Right of Use Assets	3,685,561	4,595,197
Deposits on Equipment	3,901,537	651,041
Deferred Offering Costs	-	13,000
Security Deposit	1,140,116	525,000
Total Property, Equipment, and Other Assets	17,926,551	10,893,842
Total Assets	$ 110,082,401	$ 39,212,723
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts Payable	$ 1,281,734	1,309,172
Accrued Expenses	1,095,753	242,955
Customer Deposits	4,257,424	1,767,424
Deferred Revenue	1,505,491	5,467,332
Lease Liability - Current	1,000,225	938,933
Other Current Liabilities	31,265	135,595
Total Current Liabilities	9,171,892	9,861,411
Long-Term Liabilities:		
Convertible Promissory Notes	-	30,925,075
Accrued Interest on Convertible Promissory Notes	-	1,133,795
Lease Liability - Long-Term	3,090,823	4,090,895
Total Long-Term Liabilities	3,090,823	36,149,765
Total Liabilities	12,262,715	46,011,176
Commitments and contingencies (Note 10)		
Stockholders' Equity (Deficit):		
Series A Preferred Stock $0.00001 par, 250 million shares authorized, 194,422,430 and 188,508,830 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	2,671,074	2,589,375
Series A-1 Preferred Stock $0.00001 par, 1.1 billion shares authorized, 848,322,763 and 68,097,240 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	628,604,726	4,498,515
Series A-2 Preferred Stock $0.00001 par, 1.15 billion shares authorized, 120,868,572 and 0 shares issued and outstanding as of 12/31/22 and 12/31/21, respectively	89,468,793	-
Common Stock $0.00001 par, 6.6 billion shares authorized, 3 billion shares issued and outstanding as of 12/31/22 and 12/31/21	300,000	300,000
Additional Paid-In Capital	3,088,921	1,378,921
Accumulated Deficit	(626,313,828)	(15,565,264)
Total Stockholders' Equity (Deficit)	97,819,686	(6,798,453)
Total Liabilities and Stockholders' Equity (Deficit)	$ 110,082,401	$ 39,212,723

See accompanying notes to the consolidated financial statements.

Boxabl Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Revenues	$10,867,746	$1,955,795
Cost of Goods Sold	23,667,821	5,313,969
Gross Loss	(12,800,075)	(3,358,174)
Operating Expenses:		
General and Administrative	10,390,540	5,497,972
Sales and Marketing	6,523,339	771,268
Research and Development	3,377,261	2,631,752
Total Operating Expenses	20,291,140	8,900,992
Operating Loss	(33,091,215)	(12,259,166)
Other (Income)/Expense:		
Interest, Unrealized Gains and Other Investment Income	(529,528)	-
Forgiveness of PPP Loan	(49,166)	-
Extinguishment of Debt	577,325,408	-
Interest Expense	910,635	1,324,991
Total Other (Income)/Expense	577,657,349	1,324,991
Net Loss	$(610,748,564)	$(13,584,157)
Net Loss per Common Share - Basic and Diluted	$(0.20)	$(0.00)
Weighted Average Common Shares - Basic and Diluted	3,000,000,000	3,000,000,000

See accompanying notes to the consolidated financial statements.

Boxabl Inc.
Consolidated Statements of Changes to Stockholders' Equity (Deficit)
For the Years Ended December 31, 2022 and 2021

	Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance as of December 31, 2020	- $	-	- $	-	170,864,790 $	2,289,425	3,000,000,000 $	300,000	$ 588,921	$ (1,981,107)	$ 1,197,239
Stock Based Compensation	-	-	-	-	-	-	-	-	790,000	-	790,000
Issuance of Series A Preferred Stock	-	-	-	-	17,644,040	299,950	-	-	-	-	299,950
Issuance of Series A-1 Preferred Stock	-	-	68,097,240	4,834,904	-	-	-	-	-	-	4,834,904
Offering Costs	-	-	-	(336,389)	-	-	-	-	-	-	(336,389)
Net Loss	-	-	-	-	-	-	-	-	-	(13,584,157)	(13,584,157)
Balance as of December 31, 2021	- $	-	68,097,240 $	4,498,515	188,508,830 $	2,589,375	3,000,000,000 $	300,000	$ 1,378,921	$ (15,565,264)	$ (6,798,453)
Stock Based Compensation	-	-	-	-	-	-	-	-	1,710,000	-	1,710,000
Issuance of Series A Preferred Stock	-	-	-	-	5,913,600	82,533	-	-	-	-	82,533
Issuance of Series A-1 Preferred Stock	-	-	741,700	593,360	-	-	-	-	-	-	593,360
Conversion of Convertible Notes	-	-	779,483,823	623,587,058	-	-	-	-	-	-	623,587,058
Issuance of Series A-2 Preferred Stock	120,868,572	94,967,634	-	-	-	-	-	-	-	-	94,967,634
Offering Costs	-	(5,498,841)	-	(74,207)	-	(834)	-	-	-	-	(5,573,882)
Net Loss	-	-	-	-	-	-	-	-	-	(610,748,564)	(610,748,564)
Balance as of December 31, 2022	120,868,572 $	89,468,793	848,322,763 $	628,604,726	194,422,430 $	2,671,074	3,000,000,000 $	300,000	$ 3,088,921	$ (626,313,828)	$ 97,819,686

See accompanying notes to the consolidated financial statements.

Boxabl Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
		(Restated)
Cash Flows From Operating Activities:		
Net Loss	$ (610,748,564)	$ (13,584,157)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations		
Forgiveness of PPP Loan	(49,166)	-
Depreciation and Amortization	1,200,113	265,367
Stock Based Compensation	1,710,000	790,000
Extinguishment of Debt	577,325,408	-
Unrealized Gains on Investment Securities	(448,165)	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable	488,949	(488,949)
Deposits on Inventory	594,751	(858,818)
Inventory	(3,326,712)	(4,916,235)
Other Current Assets	(58,967)	7,221
Right-of-Use Asset and Liability	(29,144)	434,631
Accounts Payable	(110,492)	1,109,831
Deferred Revenue	(3,961,841)	3,120,439
Customer Deposits	2,429,162	1,391,249
Accrued Liabilities	852,798	242,955
Accrued Interest on Convertible Notes	910,635	1,133,795
Other Current Liabilities	(55,164)	(50,569)
Net Cash Used in Operating Activities	**(33,276,399)**	**(11,403,240)**
Cash Flows From Investing Activities:		
Purchase of Short and Long-Term Investments	(94,583,603)	-
Proceeds From Sale and Maturities of Investments	19,185,912	-
Purchase of Property and Equipment and Deposits	(6,996,044)	(5,380,577)
Deposits	(615,116)	1,000
Net Cash Used in Investing Activities	**(83,008,851)**	**(5,379,577)**
Cash Flows From Financing Activities:		
Proceeds from PPP Loan	-	49,166
Payments on Loans Payable - Related Parties	-	(563,268)
Proceeds from Convertible Promissory Notes Payable	14,405,261	30,457,583
Offering Costs	(5,560,882)	(336,389)
Proceeds from Sale of Preferred Stock	95,050,167	4,914,890
Net Cash Provided by Financing Activities	**103,894,546**	**34,521,982**
Net Increase (Decrease) in Cash and Cash Equivalents	12,390,704	17,739,165
Cash and Cash Equivalents - Beginning of Year	21,415,506	3,676,341
Cash and Cash Equivalents - End of Year	**$ 9,024,802**	**$ 21,415,506**
Supplemental Cash Flow Information:		
Interest Paid	$ -	$ 13,958
Income Taxes Paid	$ -	$ -
Non-Cash Investing and Financing Activities:		
Deposits in Escrow	$ 60,838	$ 519,756
Purchase of Software with a Note Payable	$ -	$ 84,598
Purchase of Equipment in Accounts Payable	$ 155,063	$ 72,009
Right-of-Use Asset and Liability	$ -	$ 4,595,197
Conversion of Convertible Notes Payable and Accrued Interest to Preferred Stock	$ 46,857,860	$ -

See accompanying notes to the consolidated financial statements.

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is an early stage Nevada ("C") corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The consolidated financial statements of Boxabl Inc., (which may be referred to as the "Company", "Boxabl", "we", "us" or "our") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as "boxes", "Casita", "ADU" or "Alternative Dwelling Unit") is building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has also developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

Basis of Consolidation
The consolidated financial statements presented include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements of the Company have been prepared in accordance with GAAP and expressed in US dollars. The Company's fiscal year end is December 31.

Prior Period Restatement
On December 29, 2020, the Company entered into a lease agreement for a factory facility. Effective January 1, 2021, the Company has elected to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, *Leases*. The first lease commenced in May 2021. The Company has elected to use the modified retrospective approach for comparative purposes. Under the modified retrospective approach, the Company has recorded a "right of use" asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period, and the date of the initial qualifying lease. The December 31, 2021, financial statements have been restated to reflect the adoption of this standard. The impact on the December 31, 2021 financial statements, was an increase in right of use assets and liabilities for the amounts currently reflected on the balance sheet and statement of cash flows.

Use of Estimates
The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for judgements the Company makes about the carrying values of its assets and liabilities, which are not readily apparent from other sources. These estimates are based on information available as of the date of the consolidated financial statements, including historical information and various other assumptions that the Company believes are reasonable under the circumstances. GAAP requires the Company to make estimates in several areas, including, but not limited to, those relevant to revenue recognition, valuation of stock-based compensation including warrants, warranty liabilities, and the estimated useful lives of property and equipment, reserves on inventory. These judgements, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the US and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company's financial condition, results of its operations and cash flows.

Various permits from state and local governments are required in order to sell and install the Casitas. Delays in the permitting process or inability to obtain a permit could delay or prohibit the delivery of the product, which would affect the timing or amount of the Company's revenues. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. During 2023 through the date of filing, the Company has not delivered any Casitas. Subsequent to this filing, Boxabl plans to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects.

The inputs into certain of our judgments, assumptions, and estimates considered the economic implications of the COVID-19 pandemic, including the associated impact of supply constraints, on our critical and significant accounting estimates. The COVID-19 pandemic caused raised prices and supply chain issues that slowed down our production and caused us to have to request a new delivery date on the ADS order which was granted. To date, there have been no other serious impacts. As the COVID-19 pandemic continues, many of our estimates could require increased judgment and carry a higher degree of variability and volatility.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity (at the time of purchase) of three months or less to be cash equivalents. As of December 31, 2022, the Company holds various U.S. treasuries that are reflected as cash and cash equivalents as they are readily convertible. All highly liquid instruments purchased with an original maturity date of greater than three months are considered investments.

Accounts Receivable

Account receivable are stated at the amount management expects to collect on balances outstanding at the balance sheet date. The Company uses the allowance method for uncollectable accounts receivable. The Company has a policy to reserve for credit losses based on management's evaluation of outstanding accounts receivable at the balance sheet date. As of December 31, 2022 and 2021, there is no provision for credit losses.

Inventory

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost or net realized value with the cost determined using the weighted average method. On an annual basis, the Company analyzes its inventory levels and records allowances for inventory that has become obsolete and inventory that has a cost basis in excess of the expected net realizable value. Damaged and obsolete inventory are valued based on management's best estimate and any difference charged to expense. As of December 31, 2022, for finished Casitas, the Company capitalized costs to the amount for which the Casita could be sold less the estimated cost to sell.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any gain or loss is included in operations. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful life. Depreciation is computed using the straight-line method over the following estimated useful lives:

Software	3 years
Technology	3 years
Furniture and fixtures	7 years
Machinery and Equipment	5 – 10 years

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances, such as discontinuance or technological obsolescence, indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the years ended December 31, 2022 and 2021.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC Topic 606, *Revenue from Contracts with Customers*:

- Identification of a contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers.

This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

The Company collects customer deposits to reserve for the purchase of a Casita. The Company has received $4,257,424 and $1,767,424 in customer deposits for over 7,700 and 3,360 Boxabl units as of December 31, 2022 and 2021, respectively. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is executed.

Cost of Goods Sold
Cost of goods sold consists primarily of the cost of products used in the production of the Company's finished products, shipping, the related labor, and overhead charges associated with that production.

In the second half of October 2021, the Company began production of Casitas. From October 2021 through December 31, 2022, the Company incurred much higher production costs due to various factors, including the following:

- Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.

- In order to catch up with its delivery obligation under the sales contract, the Company hired additional outside labor and paid overtime and double time shifts.

- Tight skilled labor market which caused higher labor rate.

- Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

- The Company is still undertaking major research and development activities to streamline its production, substitute new material, and upgrade its equipment in order to automate its production.

- The regular one shift production capacity of the factory is two per day. The actual units produced in the last quarter of 2021 was 35 units and only 259 units were produced during 2022 – due to the above factors, even with substantial overtime payments.

In 2022, the Company began to address these items and implement cost cutting measures. In 2022, the Company was able to reduce the cost of direct materials as well as other costs such as direct labor. The Company continues to make improvements to its processes to allow for greater cost reductions.

Advertising and Promotion
Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2022 and 2021 amounted to approximately $5,445,848 and $582,000, respectively, which is included in sales and marketing expense.

Research and Development
Research and development costs consisting of design, materials, consultants related to prototype and process improvements and developments are expensed as incurred. Total research and development costs for the years ended December 31, 2022 and 2021 are $3,377,261 and $2,631,752, respectively.

Warranty Provision
The Company offers its customers warranties on products sold for a period of up to 10 years. Management records an expense to operations for the costs of warranty repairs at the time of sale. Management's estimate for warranties is based on sales levels and historical costs of providing warranties. The Company has not had a history in product malfunctions; however, from time-to-time products may fail. As of December 31, 2022 and 2021, Company's reserve

for warranty totaled $570,000 and $0, respectively, and is reflected in accrued liabilities in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Cash and Cash Equivalents:

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at high quality financial institutions. During the years ended December 31, 2022 and 2021, the Company exceeded the Federal Deposit Insurance Corporation (FDIC) limit. The Company has not experienced any losses with respect to its cash balances. Based upon assessment of the financial condition of these institutions, management believes that the risk of loss of any uninsured amounts is minimal.

Inventory:

The Company imports a substantial part of its materials from overseas vendors, mainly from China. Consequently, the Company's ability to purchase and the costs of its products are subject to political, social, and economic situations, both in the United States and abroad. The Company maintains that the loss of one or more vendors would not have a material impact on the Company's operations as replacements could be identified.

Customers:

Revenues from two customers were approximately 95% and 100% of the Company's revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2021, receivables from one customer represented 100% of the Company's accounts receivable. As the Company does not expect to have recurring customers prospectively, the loss of an individual customer is not expected to impact the Company's operations.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

As of December 31, 2022 and 2021, the Company evaluated its net deferred tax asset of $9,454,424 and $2,616,470, respectively. The net deferred tax assets increased $6,837,954 and $2,616,470 during the years ended December 31, 2022 and 2021, respectively, consisting primarily of net operating loss carry forwards. The Company has determined a full valuation allowance of $9,454,424 and $2,616,470 was appropriate as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company's gross net operating loss ("NOL") carry forward was $45,074,292 and $12,512,604, respectively, which originated from losses from June 15, 2020, forward. NOLs originating in 2020 and subsequent can be carried forward indefinitely. The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets and permanent differences due to non-deductible interest expense, loss on modification of debt and stock-based compensation expense.

As of December 31, 2022 and 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company's tax returns from 2019 forward are open to federal and state tax examination. As of December 31, 2022, there were no ongoing tax examinations.

Deferred Offering Costs
Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. During the years ended December 31, 2022 and 2021, costs associated with the Company's offerings totaled $5,573,882 and $336,839, respectively, which are netted against the related proceeds within stockholders' equity (deficit), respectively.

Basic and Diluted Net Loss per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net loss per share reflects the actual weighted average of common shares issued and outstanding during the period plus potential common shares. Stock options and convertible instruments are considered potential common shares and are included in the calculation of diluted net loss per share when their effect is dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2021, the Company's potentially dilutive instruments included convertible promissory notes for which a conversion price had not been established. As of December 31, 2022 and 2021, the Company had 194,994,130 and 188,508,830 shares of Series A preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis. As of December 31, 2022 and 2021, the Company had 848,322,763 and 68,097,240 Series A-1 preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis. As of December 31, 2022 and 2021, the Company had 120,868,572 and 0 Series A-2 preferred stock outstanding, respectively, which is contingently convertible to common shares on a one-to-one basis. During the years ended December 31, 2022 and 2021, the Company had options and RSUs outstanding of 78,355,819 and 70,184,330, respectively.

Stock-Based Compensation
The Company uses ASC 718 for *Stock-Based Compensation.* Compensation for all stock-based awards, including stock options and restricted stock, are measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Leases
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its consolidated balance sheets. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company adopted the lease standard effective January 1, 2021. The consolidated financial statements reflect the adoption of the standard.

The application of the new lease standard (ASU Topic 842) requires significant judgments and certain key estimations to be made including identifying whether a contract (or part of a contract) included a lease, determining whether variable payments are in-substance fixed, establishing whether there are multiple leases in an arrangement, estimating the lease term, determining the appropriate rate to discount lease payments, determining whether it is reasonably certain that an extension or termination option will be exercised, determining the stand-alone selling price of lease and non-lease components, and assessing whether a right-of-use asset is impaired.

Unanticipated changes in these judgments or estimates could affect the identification and determination of the value of lease liabilities and right-of-use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right-of-use assets. These items could potentially result in changes to amounts reported in the consolidated statements of income and consolidated balance sheets in a given period. See Note 6 for further discussion of leases.

Recent Accounting Pronouncements
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – INVESTMENTS

As of December 31, 2022, investment in securities consists of US Treasury Notes priced at fair value, consisting of the following:

	Three Months or Less from Date of Purchase	Greater than Three Months from Date of Purchase
Cash and Cash Equivalents	$ 1,399,809	$ -
Short-Term Investments	-	74,384,612
Long-Term Investments	-	1,461,244
Total U.S. Treasury Notes	$ 1,399,809	$ 75,845,856

The Long-Term Investment will mature in January of 2024.

The cost basis of investments sold is determined by the Company using the specific identification method.

Gains and losses on sale of investments, interest and unrealized gains are all reported under interest, unrealized gains and other investment income.

NOTE 4 – INVENTORY

As of December 31, 2022 and 2021, inventory consists of the following:

	December 31, 2022	December 31, 2021
Raw Materials	$ 4,550,403	$ 4,668,455
Work-in Progress	182,544	144,538
Finished Goods	3,510,000	103,242
Total Inventory	$ 8,242,947	$ 4,916,235

NOTE 5 – PROPERTY AND EQUIPMENT

The Company's property and equipment consists of the following amounts for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Machinery, Equipment, and Furniture:		
Balance – January 1	$ 3,525,416	$ 83,336
Acquisitions During the Year	3,179,855	3,442,080
Balance – December 31	6,705,271	3,525,416
Less Accumulated Depreciation	(845,806)	(177,233)
Net Machinery, Equipment, and Furniture – December 31	*5,859,465*	*3,348,183*
Leasehold Improvements:		
Balance – January 1	1,671,686	-
Acquisitions During the Year	258,148	1,671,686
Balance – December 31	1,929,834	1,671,686
Less Accumulated Depreciation	(439,104)	(83,584)
Net Leasehold Improvements – December 31	*1,490,730*	*1,588,102*
Technology and Software:		
Balance – January 1	207,983	-
Acquisition During the Year	390,597	207,983
Balance – December 31	598,580	207,983
Less – Accumulated Depreciation	(210,682)	(34,664)
Net Technology and Software – December 31	*387,898*	*173,319*
Total Net Assets – December 31	$ 7,738,093	$ 5,109,604

As of December 31, 2022 and 2021, the Company paid $3,901,537 and $651,041, respectively, for deposits on equipment. The total amount is recorded as Deposits on Equipment on the consolidated balance sheets. As of December 31, 2022, the remaining amount of purchase commitments was approximately $6,239,000.

During the years ended December 31, 2022 and 2021, the Company recognized $1,200,114 and $265,367, respectively, in depreciation expense.

NOTE 6 – DEBT

Loan Payable to Officers
The Company executed a promissory note to the Company's majority shareholder and CEO in January 2021 to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three Casita prototypes. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% as of December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

PPP Loan
In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven in 2022.

Convertible Notes Payable
On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price ranging from 50-90% of the per share price paid by the purchasers of such equity securities in the offering. The conversion discount rates are based on timing and amount of the convertible promissory notes. If the debt notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. In addition, costs incurred in connection with obtaining the convertible promissory notes were insignificant and recorded as interest expense. As of December 31, 2021, the gross amount of convertible promissory notes was $30,925,075. During 2022, the total amount of proceeds under convertible promissory increased to $44,800,271 due to additional borrowings, an increase of $13,875,196.

As of December 31, 2021, the Company had accrued interest of $1,133,795 for all outstanding convertible notes. From January 1, 2022, through April 1, 2022, accrued interest for all convertible notes increased to $2,044,430, an increase of $910,635.

On April 1, 2022, in connection with the Company's launch of their Regulation A offering, all convertible promissory notes were converted into 779,483,823 shares of Series A-1 Preferred stock, representing $44,800,271 of face value and $2,044,430 of accrued interest. Of the converted shares, 3,414,730 shares of Series A-1 Preferred stock, representing $210,000 of face value and $5,811 of accrued interest, were paid for by and issued to a related party. The Company recorded interest expense of $910,635 related to the accrual of interest and an extinguishment of debt loss of $577,325,408 during the year ended December 31, 2022, related to this conversion. The Company accounted for the transaction as an extinguishment of debt as the conversion terms enacted were significantly different than the stated conversion rates per the convertible promissory notes. Thus, the Company recorded the transaction at its fair market value. As a result, the Company recognized extinguishment of debt expense of $577,325,408 during the year ended December 31, 2022.

NOTE 7 – RIGHT OF USE LEASES

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq. ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month's rent, $87,229, and first-month's Tenant's Percentage of Operating Expense Fees ("CAM") $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM began on May 1, 2021. The Company's first five (5) months have been abated by the landlord and the Company began making monthly rent payments on October 1, 2021. Rents increase by 3% annually. Subsequent to December 31, 2022, the Company amended the lease agreement to obtain additional space in a neighboring warehouse for four years, with first month's base rent of $115,759, increasing by 4% annually. In addition, the Company was required to obtain a letter of credit related to the expansion of premises of $3,714,190.

Effective January 1, 2021, the Company adopted ASU Topic 842 by recording right of use assets and lease obligation on the balance sheet for its existing operating lease. The discount rate for the lease is calculated by using annual rate of increase as specific in the lease agreement. During the years ended December 31, 2022 and 2021, rent expense totaled $1,047,930 and $698,620, respectively.

As of December 31, 2022, the future annual maturities of the Company's operating lease liabilities are as follows:

Fiscal Year		
2023	$	1,109,386
2024		1,142,668
2025		1,176,948
2026		906,221
Total lease payments		4,335,223
Less: imputed interest		(244,175)
Total lease liabilities	$	4,091,048

As of December 31, 2022, the weighted average remaining lease term is 3.75 years. The weighted average incremental borrowing rate is 3.00%.

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq. ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building. The lease commencement date was determined to be February 1, 2023 and thus has been accounted for subsequent to year end. During 2022, the Company paid $611,616 as security deposit and the first month's rent, including CAM in the amount of $122,323. The lease allows one-month free rent subject to no default during the lease term. The initial base rent is $103,709 and CAM is $18,614. The base rent will increase 4% every year.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements:

Date		
2023	$	1,140,797
2024		1,290,137
2025		1,341,743
2026		1,395,413
2027		1,450,239
Thereafter		1,766,591
Total	$	8,384,920

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services. Rent income received was $64,200 and $16,050 as part of this contract for the years ended December 31, 2022 and 2021, respectively.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2022 and 2021, $110,177 and $19,558, respectively, has been recorded as royalty expense in the accompanying consolidated financial statements which is 1% and 1%, respectively, of the sales for the years ended December 31, 2022 and 2021. See Note 11 for additional information.

During the years ended December 31, 2022 and 2021, the Company incurred expenses totaling $210,000 and $0, respectively, to a former member of the Board of Directors for professional fees. As of December 31, 2022 and 2021, the amounts payable to the former member of the Board of Directors was $60,000 and $0, respectively.

From time to time, the Company utilizes the Chief Executive Officer's credit card for operational purchases. As of December 31, 2022, and 2021, the amounts outstanding on the credit card related to the Company's operations were approximately $88,000 and $206,000, respectively, which are included in accounts payable on the accompanying balance sheet. The Company typically pays the outstanding liability on a periodic basis throughout the month.

See Note 6 for additional related party transactions.

NOTE 9 – STOCKHOLDERS' EQUITY (DEFICIT)

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001. The Company initially designated all shares of preferred stock as "Series A Preferred Stock", see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were classified as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Directors decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion.

Stock Split

In November of 2021, the Board of Directors of the Company approved a 10-for-1 forward stock split of the outstanding shares of the Company, with fractional shares resulting from the stock split to be rounded up to the nearest whole number.

Preferred Stock Preferences

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 Preferred Stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-2 Preferred Stock has the following preferences:

Holders of Series A-2 Preferred Stock are not entitled to any voting rights. Shares of Series A-2 Preferred Stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-2 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The "Series A Original Issue Price" shall mean $0.017 per share, the "Series A-1 Original Issue Price" shall mean $0.079 per share, and the "Series A-2 Original Issue Price" shall mean $0.80 per share in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock, or the Series A-2 Preferred Stock, as the case may be. In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, Series A-1 and Series A Preferred Stock, and then to the holders of Common Stock.

The following table summarizes the liquidation preferences as of December 31, 2022 in order of liquidation:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series A-2 Preferred Stock	1,150,000,000	120,868,572	$ 96,694,858
Series A-1 Preferred Stock	1,100,000,000	848,322,763	67,017,494
Series A Preferred Stock	250,000,000	194,422,430	3,305,181
Total Series A Preferred Stock as of December 31, 2022	2,500,000,000	1,163,613,765	$ 167,017,533

Sales of Preferred Stock

The Company's Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 31, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020. The Company received an additional $299,950 in proceeds and the issuance of 17,644,040 Series A Preferred Stock at $0.017 per share as of December 31, 2021.

On May 3, 2021, the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

On November 23, 2021, the Company offered up to $500,000,000 worth of Series A-2 Preferred Stock for $0.80 per share on a "best efforts" basis under Regulations A and D. The minimum target is $10,000 per investor with a price per share of $0.76 for investments ranging from $10,000 to $100,000, $0.72 for investments ranging from $100,000 to $1,000,000, $0.68 for investments ranging from $1,000,000 to $10,000,000, $0.64 for investments ranging from $10,000,000 to $100,000,000, and $0.60 for investments exceeding $100,000,000. See below for proceeds received.

On March 31, 2022, the Company was qualified to raise up to $68,500,000 pursuant to Regulation A offering. On September 14, 2022, the Company offering was updated and was qualified to sell up to 81,062,500 shares of Series A-2 Preferred Stock at a price of $0.80 per share on a "best effort" basis, as well as 759,493 shares of Series A-1 Preferred at a price of $0.079 and 6,428,571 shares of Series A Preferred Stock at a price of $0.014. The Company set a minimum of $3,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A-2 Preferred Stock.

During the year ended December 31, 2022, the Company sold 120,868,572 Preferred Series A-2 shares under Regulation A, D, and CF offering for gross proceeds of $94,967,634. During the year ended December 31, 2022, the Company sold 741,700 Preferred Series A-1 shares for gross proceeds of $593,360. During the year ended December 31, 2022, the Company sold 5,913,600 Preferred Series A shares for gross proceeds and additional consideration of $82,533. See Note 6 for additional issuances of Series A-1.

During the year ended December 31, 2021, the Company sold 68,097,240 Preferred Series A-1 shares for gross proceeds for $4,834,904. During the year ended December 31, 2021, the Company sold 17,644,040 Preferred Series A shares for gross proceeds of $299,950.

The Company incurred offering costs of $5,573,882 and $336,389, respectively, for the years ended December 31, 2022 and 2021.

Stock Incentive Plan

In 2021, the Company's board of directors authorized the 2021 Stock Option Plan which allows for the issuance of options to purchase 150,000,000 shares of the Company's common stock. During the years ended December 31, 2022 and 2021, the Company granted stock options to purchase 17,429,934 and 63,077,310 shares of common stock, respectively, of which 938,600 and 26,228,110, respectively, vested immediately upon issuance. The remainder vest over periods ranging from 28 to 36 months. The fair values of options granted was approximately $6,037,336 and $1,816,140, respectively, in the years ended December 31, 2022 and 2021. The options expire 10 years from date of issuance.

A summary of stock option activity for the years ended December 31, 2022 and 2021 is as follows:

	Stock Options		Weighted Average Exercise Price per Share	Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	–			–	–
Granted	63,077,310	$	0.07		
Exercised	–		–		
Forfeited/cancelled	(10,750,120)		($0.07)		
Outstanding as of December 31, 2021	52,327,190	$	0.07	9.9	–
Granted	17,429,934	$	0.57		
Exercised	–		–		
Forfeited/cancelled	(9,258,445)		($0.15)		
Outstanding as of December 31, 2022	60,498,679	$	0.13	8.4	–
Vested and expected to vest as of December 31, 2022	60,498,679	$	0.13	8.4	–
Exercisable as of December 31, 2022	27,166,170	$	0.09	8.8	–

As of December 31, 2022 and 2021, there were 71,644,181 and 79,815,670 shares, respectively available for issuance under the 2021 Stock Option Plan.

During the years ended December 31, 2022 and 2021, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

	2022	2021
Expected life (years) (1)	5 – 6.5	5 – 6.5
Risk-free interest rate (2)	2.0%	2.0%
Expected volatility (3)	41.66%	39.77%
Annual dividend yield	0.0%	0.0%
Weighted average fair value of options granted	$0.80	$0.07

(1) Estimated based on historical experience

(2) Based on US Treasury constant maturity interest rate whose term is consistent with expected life of the stock options.

(3) Based on historical experience over a term consistent with the expected life of the stock options

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the year ended December 31, 2022, the Company recognized $1,710,000 of stock compensation expense related to stock options which $820,800 and $889,200 is included within cost of sales and general and administrative expenses, respectively. During the year ended December 31, 2021, the Company recognized $790,000 of stock compensation expense related to stock options which is included within general and administrative expenses. Future stock option compensation expense related to these options as of December 31, 2022, to be recognized is approximately $4.8 million, which is expected to be expensed over the remaining vesting period of 1.83 years. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

During the years ended December 31, 2022 and 2021, the Company granted 0 and 18,138,830 restricted stock units ("RSU"), respectively. The vesting of the RSUs is dependent upon future events and thus no amounts have been recorded as compensation expense. As of December 31, 2022 and 2021, the Company had 17,857,140 and 17,857,140 of RSUs outstanding, none of which were vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Significant Contracts
In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company delivered 33 units by December 31, 2021, and the rest before June 1, 2022. The Company received in full the balance on sales contract.

Litigation
Subsequent to December 31, 2022, the Company entered into a settlement with the state of Arizona related to the delivery of Casita units prior to receiving certification from the state. The Company paid $48,000 and agreed to reconstruct the units already delivered, and make sure any subsequent delivered units adhere to the regulations.

In connection with the Casita's delivered in Arizona, the Company entered into a settlement with a customer related to the costs of reconstruction of the Casita units. Under the terms of the settlement agreement, the customer has agreed to pay the first $1,000,000 in costs, and 90% of any costs in excess of the $1,000,000. The Company will only incur 50% of shipping costs should the contract be cancelled, and the units returned. The Company accrued a $570,000 warranty for such costs and any costs related to the 10-year limited warranty offered to the customer.

Subsequent to December 31, 2022, the Company received certification from ICC Evaluation Service related to the structural panels of the Casitas, which assist with procuring "plan approval" from various state regulatory agencies.

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 31, 2023, the issuance date of these consolidated financial statements.

Preferred Stock

During January through June 2023, the Company issued 8,627,535 Series A-2 shares for net proceeds of $6,378,472 under U.S. raises and received reservations for $1,206,205 worth of Series A-2 Shares at a share price of $0.80 per share under a Canadian raise on FrontFundr.com.

Subsequent to December 31, 2022, the Company entered into an agreement with a broker-dealer to raise monies through Regulation A+ offerings. The Company will act as lead broker-dealer and will provide services including preparation of filings and working with SEC counsel.

Merger

On June 15, 2023, the Company engaged in an all-stock statutory merger with 500 Group in which the Company exchanged 37,500,000 shares of its Non-Voting Series A-2 Preferred Stock for 500 Group's 100 outstanding shares of Common Stock in a transaction valued at $30,000,000. As a result of this merger, 500 Group and Build IP are wholly-owned by Boxabl, and their assets, including the intellectual property held by Build IP, are now owned by Boxabl. Accordingly, license agreement between Boxabl and Build IP is now void.

Appointment of Board of Directors

On June 16, 2023, the Company's controlling stockholders elected five new and independent members to the Board of Directors.

Restricted Stock Units

Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company's common stock to employees and directors.

Sublease

Pursuant to an agreement dated April 12, 2023, but effective as of January 1, 2023, the Company will lease to Supercar System four support squares located in the Company's main property located at 5435 E. N. Belt Road, Las Vegas, Nevada for $7,409 per month. The agreement terminates December 31, 2026 unless otherwise amended in writing by the parties, and the Company retains the right to unilaterally terminate the agreement upon thirty days' written notice. Supercar System is controlled by the Company's CEO, Paolo Tiramani.

See Notes 7 and 10 for additional subsequent events.